hannover **re**®

03 DEC -1 AM 7:21

03037698

<u>VIA COURIER</u>
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

November 26, 2003

SUPPL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of our latest press release on the interim report 3 / 2003. The printed version of the interim report 3 / 2003 will be forwarded as soon as it becomes available.

Please contact the right undersigned by calling +49-511-5604-1736 if you have any questions or comments regarding the foregoing.

Best regards,

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Eric Schuh

Gabriele Bödeker

Enclosures

03 DEC -1 AM 7:21

- **Hannover Re posts highly gratifying interim result: EBIT + 41.5%**
  - **Property and casualty reinsurance + 27.8%**
  - **Life and health reinsurance + 87.6%**
  - **Financial reinsurance + 126.3%**
  - **Program business + 13.7%**
- **Combined ratio: 97.2%**
- **All business groups on target or better**
- **Profit forecast for 2003 revised upwards**

Hannover, 26 November 2003: In its interim report published today Hannover Re expressed considerable satisfaction with the development of its business in the first nine months of 2003.

The third quarter of 2003 again built seamlessly on the very good results of the previous quarters. The operating profit (EBIT) for the first nine months was boosted by 41.5% to 498.2 million euro. EBIT after the first nine months has thus already surpassed the record result for the entire previous year (470.9 million euro). Although tax expenditure was sharply higher, net income for the reporting period increased by almost 50 million euro or 23.5% to 256.6 million euro, or 2.43 euro (2.14 euro) a share. All four business groups delivered positive profit contributions. As Wilhelm Zeller, Chairman of the Executive Board, emphasised: "Thanks to our consistent cycle management we have been able to optimally exploit the continuing very favourable situation on the reinsurance markets. With this outstanding result we will be able to achieve a revised net income forecast of approximately 350 million euro".

As was the case in the first half-year, gross premium income in the first nine months was marginally lower at 8.9 billion euro (9.1 billion euro). This decrease was primarily due to movements in exchange rates. At constant exchange rates, gross premiums would have risen by 8.7%. Net premiums earned, on the other hand, climbed by 10.8% to 5.9 billion euro (5.3 billion euro) as a consequence of increased retention of 71.0% (66.8%).

The market climate in **property and casualty reinsurance** remains exceptionally favourable. This is reflected in risk-adequate and profitable terms and conditions in almost all lines of business. In certain segments, including for example US casualty business, further price increases were obtained in the third quarter. Despite the decline in gross premiums in the first nine months, an excellent result was generated in this advantageous market situation. Of the 15.5% decrease in gross

...

written premiums to 4.0 billion euro (4.8 billion euro) as at 30 September, roughly half was attributable to the relative appreciation of the euro, especially against the US dollar. At constant exchange rates the reduction in gross premium income would have been a mere 8.4%. On the underwriting side, too, – as in the first half of 2003 – two additional factors contributed to the reduction in premium volume: firstly, Hannover Re is no longer accepting the entire reinsurance volume of its HDI affiliates, but merely the portion that it retains. Secondly, the "More from less" initiative is gradually making itself felt. Under this programme Hannover Re is focusing even more closely on profitable market segments. Net premiums earned amounted to 2.6 billion euro (2.9 billion euro) for the first nine months, a decline of 8.0%.

Following on from a good first half-year the claims situation in the third quarter was again satisfactory. Although the market witnessed a number of major loss events with significant implications for the underwriting account, the burden incurred by Hannover Re remained relatively modest. Two natural catastrophes in the third quarter – namely the hurricanes "Fabian" and "Isabel" – produced a total loss amount of 47.3 million euro. This corresponds to 4.8% of net premiums in the third quarter. The proportion of catastrophe losses relative to net premiums earned during the first nine months stood at 2.6%, a figure well below the multi-year average of around 5%. The combined ratio for the first nine months amounted to 97.2% (95.1%). In accordance with its past practice, Hannover Re established conservative reserves for new business. The third quarter – in common with previous quarters – also did not give rise to any need to adjust claims reserves for earlier underwriting years.

Gratifying investment income in the third quarter helped boost the operating profit (EBIT) in property and casualty reinsurance as at 30 September by 27.8% to 304.0 million euro (237.9 million euro). Despite significantly higher tax expenditure, net income for the first nine months of the year under review was increased by 2.2% to 137.4 million euro (134.5 million euro) or 1.30 euro (1.38 euro) a share.

Life and health reinsurance developed as planned in the first nine months. Gross written premiums as at 30 September totalled 1.7 billion euro, an increase of 3.4% compared to the previous year's figure of 1.6 billion euro. At constant exchange rates gross premium income would have grown by as much as 15.0%. Net premiums earned climbed by 1.5% to 1.4 billion euro.

The improvement in the operating profit (EBIT) was especially gratifying, with an increase of 87.6% compared to the same period of the previous year to reach 48.9 million euro (26.1 million euro). The reorganisation of portfolios in US health business and the concentration on annuity products were particularly crucial to this improved performance. An additional favourable factor was the 4.8% increase in investment income

compared to the previous year. Although net income for the reporting period grew less sharply due to higher tax expenditure as at 30 September, it was still boosted by a very healthy 23.9% to 22.1 million euro. The life and health reinsurance business group thus generated earnings of 21 cents (18 cents) a share.

Financial reinsurance developed very favourably in the third quarter following on from the consistently good performance of the previous quarters. The demand among clients for tailor-made solutions remained vigorous, with gross written premiums as at 30 September rising by 67.0% to 1.2 billion euro (732.6 million euro), a figure almost equivalent to the gross premium income of the entire previous year. In this business group, too, at constant exchange rates the growth after nine months would have been significantly higher – as much as 88.8%. As an additional factor, the business of HDI Re Ireland, which was acquired as a contribution in kind as part of a capital increase on 12 June 2003, became part of the business group financial reinsurance with effect from 1 July 2003. Due to an increased retention of 98.1% (91.8%), the rise in net premiums earned of 111.0% to 1.1 billion euro ultimately far outstripped the growth in gross premiums.

The operating profit (EBIT) recorded an exceptionally sharp increase of 126.3% to reach 90.3 million euro (39.9 million euro). The portion attributable to HDI Re Ireland consolidated as at 1 July amounted to 10.9 million euro. Net income after tax grew by 90.3 % to 57.1 million euro (30.0 million euro), or 54 cents (31 cents) a share.

In the third quarter **program business** again built on the achievements of the previous quarters, thereby demonstrating that the restructuring of the New York subsidiary Clarendon Insurance Group has been a success. Although gross written premiums contracted marginally by 3.0% to 1.9 billion euro (2.0 billion euro), at constant exchange rates growth of 15.4% would have been reported. Due to an increase in the level of retained premiums to 46.4% (37.5%), net premiums earned climbed by 36.5% relative to the same period of the previous year to reach 790.0 million euro (578.9 million euro). The increase of 3.4 percentage points in the combined ratio to 96.3% (92.9%) was due chiefly to the higher retention and the associated lower commission income.

Improved investment income also helped to boost the operating profit (EBIT) as at 30 September by 13.7% to 54.9 million euro (48.3 million euro). The growth in net income generated from program business for the reporting period was even more impressive: the latter rose by 56.9% to 40.0 million euro (25.5 million euro). Program business thus contributed earnings of 38 cents (26 cents) a share to the Group profit.

In what was generally a bright market climate the asset portfolio developed favourably, generating very good **investment income**. Minimal write-downs of 8.8 million euro were necessary in the third quarter, following 5.0 million euro in the

second quarter and 75.3 million euro in the first quarter. In the second quarter Hannover Re had already begun to slightly increase its equity allocation. In the third quarter the duration of the bond portfolio was increased again to 3.7 years. Free liquidity at the beginning of July was invested in Euro Stoxx 50 equities, pushing the equity allocation of listed stocks up to 6.2% as at 30 September.

In the third quarter high interest on reinsurance deposits and enlarged asset volumes again contributed to the favourable development of ordinary investment income, which climbed by 6.1% to 771.8 million euro (727.8 million euro) despite low returns. Net investment income as at 30 September improved by a gratifying 24.9% to 716.8 million euro (574.1 million euro). As Mr. Zeller affirmed: "We are highly satisfied with this result and are absolutely on course to achieve our targets for the financial year".

Outlook
In a generally positive market climate, Hannover Re has developed very favourably to date. "We have every reason to assume that this trend will be sustained in the fourth quarter", stated Mr. Zeller.

The development of *property and casualty reinsurance* demonstrates that the favourable market climate is holding up. The positive business trend is thus likely to remain uninterrupted in the fourth quarter, provided there are no extraordinary major losses. For the 2003 financial year a combined ratio under 100% is anticipated. This is particularly gratifying insofar as the increased proportion of casualty business inevitably pushes up the combined ratio. Hannover Re intends to make the most of the continuing rise in prices for US casualty business and enlarge its premium volume in this segment. Against the backdrop of adverse currency influences and strategic reorientation, gross premium income for the entire year will be well below the level of the previous year in this business group. The decrease in net premiums, however, will be less marked owing to the higher level of retained premiums. The profit contribution should comfortably surpass the level of the previous year.

In *life and health reinsurance* Hannover Re expects gross premium income to remain unchanged from the 2002 financial year owing to the sustained strength of its balance sheet currency. Despite this modest premium trend double-digit growth is nevertheless expected in both operating profit (EBIT) and net income.

The situation in *financial reinsurance* remains positive. Demand for financially-orientated protection continues to be strong, and clear double-digit growth in gross premiums as well as a sharply higher profit contribution are therefore anticipated.

The organisational changes implemented in *program business* – particularly at Clarendon Insurance Group – have proven their

worth. The level of retained premiums will remain high and gross premium volume is likely to be comparable with the previous year. Net income for the year should at least be on a par with 2002.

Investment income is by its very nature difficult to forecast. Hannover Re expects asset volumes to show continued growth as a result of strong underwriting cash-flows. This expansion, however, will contrast with low returns. These opposing effects will likely balance each other out, and therefore ordinary income will be roughly on a par with the previous year. Given its policy of taking consistent write-downs in 2002 and the first quarter of the year under review, Hannover Re does not anticipate any further need for further consistent write-downs. Mr. Zeller affirmed: "As long as there are no renewed significant price slumps on the international capital markets, we expect net investment income for 2003 to surpass the previous year ".

Overall, in view of developments in the first nine months and the expectations for the fourth quarter, Hannover Re anticipates a highly successful 2003 financial year. Principally due to the weakness of the US dollar, the gross premium volume is forecast to be lower than in the previous year. Provided there are no unforeseen adverse movements on capital markets and assuming the catastrophe loss experience remains within the multi-year average, the company expects to generate a consolidated net income of approximately 350 million euro.

For further information, please contact Eric Schuh (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail eric.schuh@hannover-re.com).

Hannover Re, *with gross premiums of EUR 12.5 billion, is one of the five largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Key Figures of the Hannover Re Group (US GAAP basis)

in EUR million	2003 H1	2003 Q3	2003 Variance	2003 H1+Q3	2003 Variance	2002 Q3	2002 H1+Q3
Hannover Re Group							
Gross written premiums	5,977.5	2,894.8	(2.7%)	8,872.3	(2.8%)	2,974.1	9,128.4
Net premiums earned	3,638.9	2,270.1	+13.2%	5,909.0	+10.8%	2,005.1	5,332.6
Net underwriting result	(133.3)	17.6	(126.6%)	(115.7)	+21.3%	(66.2)	(95.4)
Net investment income	486.2	230.6	+18.8%	716.8	+24.9%	194.0	574.1
Operating profit/loss (EBIT)	285.2	213.0	+213.5%	498.2	+41.5%	67.9	352.2
Net income (after tax)	162.4	94.2	+53.2%	256.6	+23.5%	61.5	207.8
Earnings per share in EUR	1.65	0.78		2.43		0.63	2.14
Retention ratio	69.8%	73.4%		71.0%		72.2%	66.8%
Property/Casualty reinsurance							
Gross written premiums	2,659.2	1,382.4	(4.6%)	4,041.6	(15.5%)	1,448.5	4,782.7
Net premiums earned	1,650.5	988.2	(4.8%)	2,638.7	(8.0%)	1,037.8	2,867.2
Net underwriting result	23.2	50.6	(14.5%)	73.8	(47.1%)	59.2	139.5
Operating profit/loss (EBIT)	182.6	121.4	+191.4%	304.0	+27.8%	41.7	237.9
Net income (after tax)	101.3	36.1	(17.8%)	137.4	+2.2%	43.8	134.5
Earnings per share in EUR	1.03	0.30		1.30		0.45	1.38
Retention ratio	69.1%	70.4%		69.5%		71.6%	69.0%
Combined ratio	98.6%	94.9%		97.2%		94.3%	95.1%
Life/Health reinsurance							
Gross written premiums	1,090.2	579.2	+12.3%	1,669.4	+3.4%	515.8	1,614.3
Net premiums earned	865.9	524.8	(8.4%)	1,390.7	+1.5%	572.7	1,369.9
Operating profit/loss (EBIT)	23.8	25.1	+597.2%	48.9	+87.6%	3.6	26.1
Net income (after tax)	12.0	10.1	+304.0%	22.1	+23.9%	2.5	17.9
Earnings per share in EUR	0.12	0.08		0.21		0.03	0.18
Retention ratio	79.1%	90.7%		83.2%		110.2%	85.5%
Financial reinsurance							
Gross written premiums	923.3	300.1	+31.7%	1,223.4	+67.0%	227.9	732.6
Net premiums earned	644.7	445.0	+110.3%	1,089.7	+111.0%	211.6	516.5
Operating profit/loss (EBIT)	37.8	52.5	+378.2%	90.3	+126.3%	11.0	39.9
Net income (after tax)	24.9	32.2	+256.7%	57.1	+90.3%	9.0	30.0
Earnings per share in EUR	0.25	0.27		0.54		0.09	0.31
Retention ratio	96.4%	103.4%		98.1%		99.9%	91.8%
Program business							
Gross written premiums	1,304.9	633.1	(19.0%)	1,938.0	(3.0%)	782.0	1,998.8
Net premiums earned	477.7	312.2	+70.6%	789.9	+36.5%	183.0	578.9
Net underwriting result	28.6	0.5	(92.2%)	29.1	(29.7%)	5.1	41.4
Operating profit/loss (EBIT)	41.2	13.7	+19.1%	54.9	+13.7%	11.5	48.3
Net income (after tax)	24.1	15.9	+156.5%	40.0	+56.9%	6.2	25.5
Earnings per share in EUR	0.25	0.13		0.38		0.06	0.26
Retention ratio	44.7%	49.7%		46.4%		40.0%	37.5%
Combined ratio	94.0%	99.9%		96.3%		97.3%	92.9%

hannover **rück**

PRESSE INFORMATION

- **Hannover Rück mit sehr erfreulichem Zwischenergebnis: EBIT + 41,5 %**
  - Schaden-Rückversicherung + 27,8 %
  - Personen-Rückversicherung + 87,6 %
  - Finanz-Rückversicherung + 126,3 %
  - Programmgeschäft + 13,7 %
- **Combined Ratio: 97,2 %**
- **Alle Geschäftsfelder in bzw. über Plan**
- **Gewinnprognose für 2003 angehoben**

Hannover, 26. November 2003: In dem heute vorgelegten Zwischenbericht zeigt sich die Hannover Rück mit ihrer Geschäftsentwicklung für die ersten neun Monate sehr zufrieden.

Auch das 3. Quartal 2003 knüpfte nahtlos an die sehr guten Ergebnisse der Vorquartale an. Das operative Ergebnis (EBIT) für die ersten neun Monate konnte um 41,5 % auf 498,2 Mio. EUR gesteigert werden. Damit liegt das EBIT bereits nach neun Monaten über dem Rekordergebnis des gesamten Vorjahres (470,9 Mio. EUR). Obwohl der Steueraufwand stark gestiegen ist, erhöhte sich der Periodenüberschuss um fast 50 Mio. EUR bzw. 23,5 % auf 256,6 Mio. EUR. Dies bedeutet einen Gewinn je Aktie von 2,43 EUR (2,14 EUR). Alle vier Geschäftsfelder haben hierzu einen positiven Ergebnisbeitrag geliefert. „Dank unseres konsequenten Zyklusmanagements konnten wir die unverändert sehr vorteilhafte Situation auf den Rückversicherungsmärkten optimal nutzen. Mit diesem hervorragenden Ergebnis sind wir in der Lage, unsere Gewinnprognose für 2003 auf rund 350 Mio. EUR anzuheben", betonte der Vorstandsvorsitzende Wilhelm Zeller.

Wie bereits im ersten Halbjahr war die Bruttoprämie in den ersten neun Monaten mit 8,9 Mrd. EUR (9,1 Mrd. EUR) leicht rückläufig. Dieser Rückgang ist hauptsächlich währungskursbedingt. Ohne die Erstarkung des Euro, insbesondere gegenüber dem US-Dollar und anderen wichtigen Währungen, wäre die Bruttoprämie um 8,7 % gestiegen. Als Folge des erhöhten Selbstbehalts von 71,0 % (66,8 %) stieg jedoch die verdiente Nettoprämie um 10,8 % auf 5,9 Mrd. EUR (5,3 Mrd. EUR).

In der **Schaden-Rückversicherung** ist das Marktumfeld nach wie vor ausgesprochen günstig. Das spiegelt sich in adäquaten und profitablen Preisen und Bedingungen in fast allen

Geschäftsbereichen wider. In einzelnen Segmenten, wie zum Beispiel dem US-Haftpflicht-Geschäft, konnten im 3. Quartal weitere Preissteigerungen durchgesetzt werden. Trotz der rückläufigen Bruttoprämie in den ersten neun Monaten konnte in dieser vorteilhaften Marktsituation ein hervorragendes Ergebnis erzielt werden. Der Rückgang der gebuchten Bruttoprämie zum 30.9.2003 um 15,5 % auf 4,0 Mrd. EUR (4,8 Mrd. EUR) basierte zur Hälfte auf der relativen Aufwertung des Euro, insbesondere zum US-Dollar. Ohne diesen Währungskurseffekt hätte der Rückgang der Bruttoprämie nur 8,4 % betragen. Auch auf der operativen Seite gab es – wie schon zum 1. Halbjahr 2003 – zwei weitere Faktoren, die zur Verringerung des Prämienvolumens beigetragen haben: Zum einen übernimmt die Hannover Rück nicht mehr das gesamte Rückversicherungsvolumen der HDI-Schwestergesellschaften, sondern nur noch den Teil, den sie auch selbst behält. Zum anderen schlägt sich die Initiative „More from less“ allmählich nieder. Mit diesem Programm konzentriert sich die Hannover Rück noch deutlicher auf profitable Marktsegmente. Nach Retrozession und Prämienabgrenzungen erreichte die verdiente Nettoprämie für die ersten neun Monate 2,6 Mrd. EUR (2,9 Mrd. EUR); dies entspricht einem Rückgang von 8,0 %.

Die Schadensituation war nach einem guten ersten Halbjahr auch im 3. Quartal zufrieden stellend. Zwar war im Markt eine Reihe von Schadenereignissen mit durchaus größeren versicherungstechnischen Auswirkungen zu verzeichnen; allerdings blieb dabei die Belastung für die Hannover Rück relativ gering. Im 3. Quartal waren mit den Hurrikanen „Fabian“ und „Isabel“ zwei Großschäden mit einer Gesamtschadensumme von 47,3 Mio. EUR zu verzeichnen. Dies entspricht 4,8 % der Nettoprämie des 3. Quartals. Für die ersten neun Monate betrug der Großschadenanteil 2,6 % der Nettoprämie und liegt damit deutlich unter dem langjährigen Durchschnitt von rund 5 %. Die kombinierte Schaden-/Kostenquote betrug für den Berichtszeitraum 97,2 % (95,1 %). Wie auch in der Vergangenheit hat die Hannover Rück das Neugeschäft gewohnt konservativ reserviert. Darüber hinaus hat es auch im 3. Quartal keinen Bedarf für Nachreservierungen früherer Zeichnungsjahre gegeben.

Das erfreuliche Kapitalanlageergebnis im 3. Quartal trug mit dazu bei, dass das operative Ergebnis (EBIT) der Schaden-Rückversicherung zum 30.9.2003 um 27,8 % auf 304,0 Mio. EUR (237,9 Mio. EUR) angewachsen ist. Trotz einer deutlich höheren Steuerbelastung konnte in den ersten neun Monaten des Berichtsjahres der Periodenüberschuss um 2,2 % auf 137,4 Mio. EUR (134,5 Mio. EUR) gesteigert werden. Der Gewinn je Aktie für das Geschäftsfeld Schaden-Rückversicherung beträgt damit 1,30 EUR (1,38 EUR).

Die **Personen-Rückversicherung** entwickelte sich in den ersten neun Monaten des Berichtsjahres erwartungsgemäß. Die gebuchte Bruttoprämie betrug zum 30.9.2003 1,7 Mrd. EUR und lag damit um 3,4 % über dem Vorjahreswert von

1,6 Mrd. EUR. Bei unveränderten Währungskursen hätte das Wachstum der Bruttoprämie 15,0 % betragen. Die verdiente Nettoprämie wuchs um 1,5 % auf 1,4 Mrd. EUR an.

Besonders erfreulich entwickelte sich in der Personen-Rückversicherung das operative Ergebnis (EBIT). Dieses erhöhte sich gegenüber der Vorjahresperiode um 87,6 % auf 48,9 Mio. EUR (26,1 Mio. EUR). Die Sanierung der Bestände im US-Krankenbereich und die Konzentration auf Rentenprodukte trugen insbesondere zu dem verbesserten Geschäftsverlauf bei. Ferner wirkte sich ein um 4,8 % höheres Kapitalanlageergebnis im Vergleich zum Vorjahr positiv aus. Der Periodenüberschuss stieg auf Grund einer höheren Steuerbelastung zum 30.9.2003 zwar weniger stark an, konnte aber dennoch um sehr gute 23,9 % auf 22,1 Mio. EUR gesteigert werden. Dies entspricht einem Gewinn je Aktie für das Geschäftsfeld Personen-Rückversicherung von 0,21 EUR (0,18 EUR).

Nach den überaus guten Vorquartalen entwickelte sich die **Finanz-Rückversicherung** auch im 3. Quartal sehr positiv. Die Nachfrage nach individuellen Problemlösungen war unverändert lebhaft, so dass die gebuchte Bruttoprämie zum 30.9.2003 um 67,0 % auf 1,2 Mrd. EUR (732,6 Mio. EUR) stieg: ein Wert, der fast das Bruttoprämienvolumen des gesamten Vorjahres erreicht. Auch in diesem Geschäftsfeld wäre das Wachstum nach neun Monaten bei konstanten Währungskursen mit 88,8 % noch wesentlich höher ausgefallen. Seit dem 1. Juli 2003 ist zudem das Geschäft der HDI Re Ireland, die als Sacheinlage vom HDI im Rahmen der Kapitalerhöhung am 12.6.2003 erworben wurde, Teil des Geschäftsfeldes Finanz-Rückversicherung. Auf Grund einer im Jahresvergleich erhöhten Selbstbehaltsquote von 98,1 % (91,8 %) fiel schließlich der Anstieg der verdienten Nettoprämie mit 111,0 % auf 1,1 Mrd. EUR noch deutlich höher aus als jener der Bruttoprämie.

Das operative Ergebnis (EBIT) hat sich außergewöhnlich stark erhöht. Es wuchs um 126,3 % auf 90,3 Mio. EUR (39,9 Mio. EUR). Der Anteil der per 1.7. übernommenen HDI Re Ireland beläuft sich hierbei auf 10,9 Mio. EUR. Der Periodenüberschuss stieg um 90,3 % auf 57,1 Mio. EUR (30,0 Mio. EUR). Dies entspricht einem Gewinn je Aktie von 0,54 EUR (0,31 EUR).

Das **Programmgeschäft** konnte auch im 3. Quartal an die Erfolge der vorangegangenen Quartale anknüpfen und zeigt, dass die Umstrukturierung der New Yorker Tochtergesellschaft Clarendon Insurance Group gelungen ist. Die gebuchte Bruttoprämie reduzierte sich zwar geringfügig um 3,0 % auf 1,9 Mrd. EUR (2,0 Mrd. EUR); allerdings wäre ohne den negativen Einfluss der Währungskurse ein Wachstum von 15,4 % zu verzeichnen gewesen. Auf Grund eines gestiegenen Selbstbehalts von 46,4 % (37,5 %) erhöhte sich die verdiente Nettoprämie gegenüber der Vorjahresperiode um 36,5 % auf 790,0 Mio. EUR (578,9 Mio. EUR). Die um 3,4 % höhere

...

kombinierte Schaden-/Kostenquote von 96,3 % (92,9 %) begründet sich hauptsächlich durch den höheren Selbstbehalt und die damit verbundenen niedrigeren Provisionseinkünfte.

Ein verbessertes Kapitalanlageergebnis trug mit dazu bei, dass auch das operative Ergebnis (EBIT) zum 30. September um 13,7 % auf 54,9 Mio. EUR (48,3 Mio. EUR) anstieg. Noch beeindruckender entwickelte sich der aus dem Programmgeschäft erwirtschaftete Periodenüberschuss: Dieser stieg um 56,9 % auf 40,0 Mio. EUR (25,5 Mio. EUR). Damit trägt das Programmgeschäft mit 0,38 EUR (0,26 EUR) je Aktie zum Konzerngewinn bei.

In einem insgesamt freundlichen Marktumfeld haben sich die Kapitalanlagen positiv entwickelt, so dass ein sehr gutes **Kapitalanlageergebnis** erzielt werden konnte. Abschreibungen waren im 3. Quartal mit 8,8 Mio. EUR nur in geringem Umfang notwendig. Im 2. Quartal hatten diese 5,0 Mio. EUR betragen; im 1. Quartal waren es noch 75,3 Mio. EUR. Bereits im 2. Quartal hatte die Hannover Rück begonnen, ihre Aktienquote leicht zu erhöhen. Im 3. Quartal wurde die Duration des Bondportfolios wieder auf 3,7 Jahre verlängert. Nachdem Anfang Juli freie Liquidität in Euro Stoxx 50-Werte investiert wurde, beträgt die Quote der börsennotierten Werte zum 30.9.2003 6,2 %.

Auch im 3. Quartal waren hohe Depotzinserträge und gestiegene Kapitalanlagevolumina ein Grund für die gute Entwicklung der ordentlichen Kapitalanlageerträge. Diese stiegen – trotz niedriger Renditen – um 6,1 % auf 771,8 Mio. EUR (727,8 Mio. EUR). Das Netto-Kapitalanlageergebnis zum 30.9.2003 erhöhte sich um erfreuliche 24,9 % auf 716,8 Mio. EUR (574,1 Mio. EUR). „Wir sind mit diesem Ergebnis sehr zufrieden und liegen damit voll im Plan für unsere Gesamtjahresziele", erklärte Zeller.

Ausblick

In einem insgesamt positiven Marktumfeld hat sich die Hannover Rück bislang sehr gut entwickelt. „Wir haben Grund zu der Annahme, dass sich dieser Trend auch im 4. Quartal fortsetzt", so Zeller.

Die Entwicklung in der *Schaden-Rückversicherung* hat gezeigt, dass das günstige Marktumfeld weiter anhält. Der positive Geschäftsverlauf dürfte somit auch im 4. Quartal ungebrochen sein, vorausgesetzt, dass es zu keinen außergewöhnlichen Großschäden kommt. Für das Geschäftsjahr 2003 wird eine kombinierte Schaden-/Kostenquote von unter 100 % erwartet. Dies ist insofern besonders erfreulich, da der höhere Anteil des Haftpflichtgeschäfts naturgemäß einen Anstieg der kombinierten Schaden-/Kostenquote mit sich bringt. Die weiter steigenden Preise im US-Haftpflichtgeschäft wird die Hannover Rück nutzen und ihr Geschäftsvolumen in diesem Segment erhöhen. Vor dem Hintergrund der negativen Währungskurseinflüsse und der strategischen Weichenstellungen wird die Bruttoprämie für das Gesamtjahr in diesem Geschäftsfeld

deutlich unter der des Vorjahres liegen. Allerdings dürfte der Rückgang der Nettoprämie – auf Grund des erhöhten Selbstbehalts – weniger stark ausfallen. Der Ergebnisbeitrag sollte deutlich über dem Niveau des Vorjahres liegen.

In der *Personen-Rückversicherung* geht die Hannover Rück auf Grund der anhaltenden Stärke ihrer Bilanzwährung von einem gegenüber dem Geschäftsjahr 2002 unveränderten Bruttoprämienvolumen aus. Trotz dieser moderaten Prämienentwicklung wird mit einem zweistelligen Wachstum beim operativen Ergebnis und dem Jahresüberschuss gerechnet.

Die Situation in der *Finanz-Rückversicherung* ist weiterhin positiv. Die Nachfrage nach finanzorientierten Deckungen ist nach wie vor hoch, so dass von einer deutlich zweistelligen Bruttoprämiensteigerung und einem ebenso erhöhten Ergebnisbeitrag ausgegangen wird.

Im *Programmgeschäft* haben sich die organisatorischen Veränderungen – insbesondere bei der Clarendon Insurance Group – bewährt. Bei einem unverändert hohen Selbstbehalt dürfte sich die Bruttoprämie auf Vorjahresniveau bewegen. Der Jahresüberschuss sollte mindestens die Höhe des Geschäftsjahres 2002 erreichen.

Das *Kapitalanlageergebnis* ist naturgemäß schwer zu prognostizieren. Die Hannover Rück geht davon aus, dass die Kapitalanlagebestände durch gute versicherungstechnische Cash-flows weiter steigen werden. Allerdings stehen dem niedrige Renditen gegenüber. Es wird erwartet, dass sich diese gegenläufigen Effekte in etwa aufheben werden und sich das laufende Kapitalanlageergebnis auf Vorjahresniveau bewegt. Vor dem Hintergrund der konsequenten Abschreibungspolitik im Jahr 2002 und im 1. Quartal des laufenden Berichtsjahres rechnet die Hannover Rück mit keinem weiteren systematischen Abschreibungsbedarf. „Unter der Prämisse, dass es an den internationalen Kapitalmärkten zu keinen erneuten signifikanten Kurseinbrüchen kommt, gehen wir von einem Netto-Kapitalanlageergebnis für das Gesamtjahr aus, das über dem des Vorjahres liegt", erklärte Zeller.

Angesichts der Entwicklung der ersten neun Monate und der Erwartung für das 4. Quartal rechnet die Hannover Rück *insgesamt* mit einem sehr erfolgreichen Geschäftsjahr 2003. Das Bruttoprämienvolumen dürfte sich hauptsächlich angesichts der US-Dollar-Schwäche unter Vorjahresniveau bewegen. So es zu keinen unvorhergesehenen negativen Entwicklungen an den Kapitalmärkten kommt und die Großschadenentwicklung im langjährigen Durchschnitt bleibt, erwartet die Gesellschaft einen Konzern-Jahresüberschuss von rund 350 Mio. EUR.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-Mail: eric.schuh@hannover-re.com).

...

Die Hannover Rück *ist mit einem Prämienvolumen von EUR 12,5 Mrd. eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 3.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Kennzahlen der Hannover Rück-Gruppe (auf US GAAP-Basis)

	2003					2002	
in Mio. EUR	H1	Q3	Δ Vj.	H1+Q3	Δ Vj.	Q3	H1+Q3
Hannover Rück-Gruppe							
Gebuchte Bruttoprämien	5.977,5	2.894,8	-2,7 %	8.872,3	-2,8 %	2.974,1	9.128,4
Verdiente Nettoprämien	3.638,9	2.270,1	+13,2 %	5.909,0	+10,8 %	2.005,1	5.332,6
Versicherungstechnisches Ergebnis	-133,3	17,6	-126,6 %	-115,7	+21,3 %	-66,2	-95,4
Kapitalanlageergebnis	486,2	230,6	+18,8 %	716,8	+24,9 %	194,0	574,1
Operatives Ergebnis (EBIT)	285,2	213,0	+213,5 %	498,2	+41,5 %	67,9	352,2
Überschuss nach Steuern	162,4	94,2	+53,2 %	256,6	+23,5 %	61,5	207,8
Ergebnis je Aktie in EUR	1,65	0,78		2,43		0,63	2,14
Selbstbehalt	69,8 %	73,4%		71,0%		72,2 %	66,8 %
Schaden-Rückversicherung							
Gebuchte Bruttoprämien	2.659,2	1.382,4	-4,6 %	4.041,6	-15,5 %	1.448,5	4.782,7
Verdiente Nettoprämien	1.650,5	988,2	-4,8 %	2.638,7	-8,0 %	1.037,8	2.867,2
Versicherungstechnisches Ergebnis	23,2	50,6	-14,5 %	73,8	-47,1 %	59,2	139,5
Operatives Ergebnis (EBIT)	182,6	121,4	+191,4 %	304,0	+27,8 %	41,7	237,9
Überschuss nach Steuern	101,3	36,1	-17,8 %	137,4	+2,2 %	43,8	134,5
Ergebnis je Aktie in EUR	1,03	0,30		1,30		0,45	1,38
Selbstbehalt	69,1 %	70,4 %		69,5 %		71,6 %	69,0 %
Kombinierte Schaden-/Kostenquote	98,6 %	94,9 %		97,2 %		94,3 %	95,1 %
Personen-Rückversicherung							
Gebuchte Bruttoprämien	1.090,2	579,2	+12,3 %	1.669,4	+3,4 %	515,8	1.614,3
Verdiente Nettoprämien	865,9	524,8	-8,4 %	1.390,7	+1,5 %	572,7	1.369,9
Operatives Ergebnis (EBIT)	23,8	25,1	+597,2 %	48,9	+87,6 %	3,6	26,1
Überschuss nach Steuern	12,0	10,1	+304,0 %	22,1	+23,9 %	2,5	17,9
Ergebnis je Aktie in EUR	0,12	0,08		0,21		0,03	0,18
Selbstbehalt	79,1 %	90,7 %		83,2 %		110,2 %	85,5 %
Finanz-Rückversicherung							
Gebuchte Bruttoprämien	923,3	300,1	+31,7 %	1.223,4	+67,0 %	227,9	732,6
Verdiente Nettoprämien	644,7	445,0	+110,3 %	1.089,7	+111,0 %	211,6	516,5
Operatives Ergebnis (EBIT)	37,8	52,5	+378,2 %	90,3	+126,3 %	11,0	39,9
Überschuss nach Steuern	24,9	32,2	+256,7 %	57,1	+90,3 %	9,0	30,0
Ergebnis je Aktie in EUR	0,25	0,27		0,54		0,09	0,31
Selbstbehalt	96,4 %	103,4 %		98,1 %		99,9 %	91,8 %
Programmgeschäft							
Gebuchte Bruttoprämien	1.304,9	633,1	-19,0 %	1.938,0	-3,0 %	782,0	1.998,8
Verdiente Nettoprämien	477,7	312,2	+70,6 %	789,9	+36,5 %	183,0	578,9
Versicherungstechnisches Ergebnis	28,6	0,5	-92,2 %	29,1	-29,7 %	5,1	41,4
Operatives Ergebnis (EBIT)	41,2	13,7	+19,1 %	54,9	+13,7 %	11,5	48,3
Überschuss nach Steuern	24,1	15,9	+156,5 %	40,0	+56,9 %	6,2	25,5
Ergebnis je Aktie in EUR	0,25	0,13		0,38		0,06	0,26
Selbstbehalt	44,7 %	49,7 %		46,4 %		40,0 %	37,5 %
Kombinierte Schaden-/Kostenquote	94,0 %	99,9 %		96,3 %		97,3 %	92,9 %